APi Group Corporation

c/o APi Group, Inc.

1100 Old Highway 8 NW

New Brighton, MN 55112

April 24, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:    Mr. Ruairi Regan

Re:	APi Group Corporation

          Registration Statement on Form S-4

          File No. 333-237553

Dear Mr. Regan:

APi Group Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 9:00 a.m. Eastern Time on April 28, 2020, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Flora R. Perez of Greenberg Traurig, P.A., at (954) 768-8210 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,
APi Group Corporation
By:	/s/ Andrea Fike
Name:	Andrea Fike
Title:	Senior Vice President, General Counsel and Secretary

cc:	Donn A. Beloff, Esq.

Flora R. Perez, Esq.

Greenberg Traurig, P.A.